UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 30, 2014

AVIV REIT, INC.

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

(Exact Name of Registrant as Specified in Charter)

Maryland (Aviv REIT, Inc.) Delaware (Aviv Healthcare Properties Limited Partnership)	001-35841 (Aviv REIT, Inc.) 333-173824 (Aviv Healthcare Properties Limited Partnership)	27-3200673 (Aviv REIT, Inc.) 35-2249166 (Aviv Healthcare Properties Limited Partnership)
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

303 W. Madison Street, Suite 2400 Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (312) 855-0930

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On October 30, 2014, Aviv REIT, Inc. (“Aviv”) and Aviv Healthcare Properties Limited Partnership (the “Aviv Operating Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omega Healthcare Investors, Inc., a Maryland corporation (“Omega”), OHI Healthcare Properties Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Omega (“Merger Sub”), and OHI Healthcare Properties Limited Partnership, L.P., a Delaware limited partnership (the “Omega Operating Partnership”), pursuant to which Aviv will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly owned subsidiary of Omega.

Merger Consideration. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each issued and outstanding share of Aviv common stock, par value $0.01 per share (other than shares held by Aviv or its wholly owned subsidiaries, which shares will be canceled), shall be exchanged for the right to receive nine-tenths (0.90) of a share of Omega common stock, par value $0.10 per share (such ratio, the “Exchange Ratio,” and all such shares, the “Merger Consideration”).

Treatment of Outstanding Equity Awards. As a result of the Merger, outstanding equity awards will generally be subject to the following treatment:

•	each outstanding option and restricted stock award with respect to Aviv common stock granted to an employee or non-employee director of Aviv that is in effect as of the closing of the Merger (the “Closing”) will remain in effect until such award expires, is terminated, is forfeited or settled in accordance with its terms; provided, that (i) the number of shares of common stock subject to such awards shall be adjusted to relate to Omega common stock based on the Exchange Ratio, (ii) each restricted stock award granted to a non-employee director will be 100% vested as of the Merger Effective Time, and (iii) the exercise price of each outstanding stock option shall be adjusted based on the Exchange Ratio;

•	each performance-based restricted stock unit (“PSU”) granted prior to Closing that remains in place for participants employed or engaged by Aviv as of the Closing will vest and be deemed earned as of the Closing to the extent the applicable performance goals have been achieved as of (i) December 31, 2014 with respect to awards with performance periods that started before December 31, 2014 and (ii) the Closing date with respect to awards with performance periods that started upon or after December 31, 2014, and each PSU shall be payable for shares of Omega common stock determined by multiplying the Exchange Ratio by the number of shares of Aviv common stock subject to the vested portion of the PSUs;

•	each time-based restricted stock unit (“RSU”) outstanding as of the Closing and held by a participant who is terminated by Aviv as of the Closing will fully vest; and

•	each RSU outstanding as of the Closing and held by a participant who continues to be employed by Omega immediately following the Closing will remain in effect until such award expires, is terminated, is forfeited or is settled in accordance with its terms; provided, however, that if a participant is terminated by Omega or an Omega subsidiary without cause (as defined in the Merger Agreement) before the first anniversary of the Closing such outstanding RSU will fully vest.

Partnership Combination. The Merger Agreement provides that substantially all of the assets of Aviv and its subsidiaries that are transferred to any of Omega’s subsidiaries in connection with the Merger or as otherwise contemplated by the terms of the Merger Agreement shall be combined with substantially all of the assets of Omega and its subsidiaries in a manner such that all such assets (other than Omega’s direct and indirect equity interests in Merger Sub and the Omega Operating Partnership) are owned or held directly or indirectly through the Omega Operating Partnership, an entity taxable as a partnership for U.S. federal income tax purposes as of, or as soon as commercially practical after, the Merger Effective Time (the “Partnership Combination”). Each limited partner owning limited partner units in the Aviv Operating Partnership (other than Aviv) will own a number of limited partner units in the Omega Operating Partnership equal to the units held in the Aviv Operating Partnership at the Merger Effective Time multiplied by the Exchange Ratio; Omega and/or its subsidiaries will own a number of units in the Omega Operating Partnership equal in amount to the issued and outstanding shares of Omega common stock immediately after the Merger Effective Time. Such units may be redeemed and/or converted into Omega common stock following the Merger Effective Time, initially at the rate of 1:1 (subject to adjustment as provided in the partnership agreement relating to the Omega Operating Partnership).

Closing Conditions. Consummation of the Merger is subject to certain mutual conditions of the parties, including, without limitation, (i) the approval of the Merger Agreement by Aviv shareholders (the “Aviv Shareholder Approval”), (ii) the approval of the issuance of shares of Omega common stock issuable in connection with the Merger by Omega shareholders (the “Omega Shareholder Approval”), (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the approval for listing on the New York Stock Exchange of the shares of Omega common stock to be issued in the Merger, (v) the effectiveness of the registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended, to be filed by Omega for purposes of registering the shares of Omega common stock issuable in connection with the Merger and (vi) the consummation of the Partnership Combination. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (w) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers), (x) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers), (y) the receipt of an opinion that the other party qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”) and (z) the receipt of an opinion that the Merger will qualify as a tax-free reorganization under the Code. Aviv expects the Closing to occur in the first quarter of 2015, although there can be no assurance as to whether or when the Closing will occur.

Representations, Warranties and Covenants. Omega and Aviv have made certain customary representations, warranties and covenants to each other in the Merger Agreement, including, among others, covenants to (i) conduct their business in the ordinary course during the period between the execution of the Merger Agreement and the Merger Effective Time and (ii) not engage in certain activities between the execution of the Merger Agreement and Merger Effective Time, subject to certain exceptions. In addition, the Merger Agreement provides that Omega (i) will increase the size of its Board of Directors by three and appoint three Aviv designees, including Craig M. Bernfield, Aviv’s Chairman and Chief Executive Officer, to fill the vacancies and (ii) will recommend to its shareholders that they approve an amendment to Omega’s charter providing that directors be elected annually (to be phased in over the three succeeding annual meetings following the Merger Effective Time).

No Solicitation. From the date of the Merger Agreement until the earlier of (i) the Merger Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, Aviv is subject to customary “no-shop” restrictions on its ability to solicit Competing Proposals (as defined in the Merger Agreement) from (and to provide information to, engage in discussions with or enter into an acquisition agreement with) third parties regarding a Competing Proposal. However, the no-shop restrictions are subject to certain exceptions, including customary “fiduciary-out” provisions which allows Aviv under certain circumstances to provide information to, and participate in discussions with, third parties with respect to unsolicited competing proposals.

Termination Rights; Termination Fees. The Merger Agreement contains certain termination rights for both Omega and Aviv, including, among others, (i) if the Merger is not consummated on or before May 31, 2015, subject to limited extensions in connection with financing as set forth in the Merger Agreement (the “Outside Date”), (ii) if the Aviv Shareholder Approval or the Omega Shareholder Approval is not obtained, or (iii) upon a material uncured breach by the other party that would result in a closing condition not to be satisfied.

In connection with a termination of the Merger Agreement, Aviv may be required to pay Omega a termination fee of $65 million (the “Termination Fee”) under certain circumstances, including, without limitation, if (i) the Merger Agreement is terminated by Aviv in order to enter into a Superior Proposal (as defined in the Merger Agreement) or (ii) the Merger Agreement is terminated by Omega following an adverse change in the recommendation of the Aviv Board of Directors to Aviv shareholders relating to the Aviv Shareholder Approval. The Merger Agreement further provides that Omega may be required to pay Aviv the Termination Fee under certain circumstances, including, without limitation, if the Merger Agreement is terminated by Aviv following a change in the recommendation of Omega’s Board of Directors to Omega shareholders relating to the Omega Shareholder Approval.

The Merger Agreement has been included to provide investors with information regarding its terms. The representations and warranties set forth in the Merger Agreement have been made solely for the benefit of the other parties to the Merger Agreement. In addition, such representations and warranties (i) have been made only for the purpose of the Merger Agreement, (ii) have been qualified by the disclosures made to the other party in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors and (iv) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Investors should read the Merger Agreement together with the other information concerning Aviv and the Aviv Operating Partnership that they publicly file in reports and statements with the Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is hereby incorporated by reference herein.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Agreement with Steven J. Insoft

In connection with the entry into the Merger Agreement, effective as of October 30, 2014, Aviv Asset Management, L.L.C., a Delaware limited liability company (“AAM”), and Aviv entered into an Employment Agreement with Steven J. Insoft, AAM’s and Aviv’s President and Chief Operating Officer (the “Employment Agreement”). The Employment Agreement will remain in effect until terminated: (i) by AAM with or without cause; (ii) by Mr. Insoft upon at least thirty (30) days prior written notice; (iii) by AAM or Mr. Insoft due to the disability of Mr. Insoft; (iv) upon the death of Mr. Insoft; or (v) if earlier than (i)-(iv), upon the termination of the Merger Agreement if such termination occurs prior to the Merger Effective Time.

Under the Employment Agreement, Mr. Insoft’s annual base salary and annual bonus opportunities remain unchanged from the levels established for 2014. Accordingly, under the Employment Agreement, Mr. Insoft’s annual base salary remained at $395,000 and Mr. Insoft’s threshold, target and maximum annual bonus opportunities remained at 40%, 80% and 160%, respectively, of Mr. Insoft’s annual base salary.

Under the Employment Agreement, Mr. Insoft is also entitled to participate in any long-term incentive compensation program for executive officers generally that is approved by the Compensation Committee of Aviv’s Board of Directors (the “Compensation Committee”). The Employment Agreement contains customary provisions relating to confidentiality and binds Mr. Insoft to certain non-competition and non-solicitation restrictions during the term of the Employment Agreement and for a period of 21 months after Mr. Insoft’s employment with AAM and its affiliates is terminated.

Transition Agreement with Craig M. Bernfield

In connection with the entry into the Merger Agreement, effective as of October 31, 2014, Aviv entered into a Transition Agreement with Craig M. Bernfield (the “Transition Agreement”), which will become effective upon the Closing. Under the Transition Agreement, provided that Mr. Bernfield remains employed with Omega or an Omega subsidiary in good standing through the Scheduled Separation Date (as defined below) and Omega or an Omega subsidiary has not terminated Mr. Bernfield’s employment for Cause (as defined in the Transition Agreement), Mr. Bernfield will be entitled to a separation payment equal to $1,330,667, payable in a lump sum payment within 60 days following the Scheduled Separation Date. Mr. Bernfield’s separation payment is conditioned on Mr. Bernfield complying with the terms of the Transition Agreement and Mr. Bernfield’s execution and non-revocation of a general release of claims in favor of Omega and its affiliates. The “Scheduled Separation Date” will occur upon Mr. Bernfield’s termination of employment by Omega on or before the last day of the fifth month following the calendar month in which the Closing occurs.

In addition, subject to the requirements described above, on the Scheduled Separation Date, all Aviv stock options and time-based restricted stock unit awards held by Mr. Bernfield that were granted before the Closing and remain in place after the Closing will immediately vest in full. Under the terms of the Transition Agreement, all time-based restricted stock unit awards will be settled in cash within 60 days of the Scheduled Separation Date, based on the number of shares of Omega common stock underlying the award and the fair market value of Omega common stock as of the Scheduled Separation Date.

The foregoing descriptions of the Employment Agreement and Transition Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Employment Agreement and Transition Agreement, respectively, copies of which are filed herewith as Exhibits 10.1 and 10.2 and are hereby incorporated by reference herein.

Item 8.01.	Other Events

Voting Agreement. In connection with its entry into the Merger Agreement, Omega entered into a Voting Agreement and Irrevocable Proxy dated October 30, 2014 with LG Aviv L.P. (the “Shareholder”), a Delaware limited partnership (the “Voting Agreement”). The Voting Agreement provides that the Shareholder will vote its shares of Aviv (which, after giving effect to an Investment Agreement dated March 25, 2013 entered into by Shareholder and Aviv, represent approximately 37% of the outstanding shares of Aviv) in favor of the Merger, subject to the terms and conditions set forth in the Voting Agreement. The Shareholder may terminate the Voting Agreement following (i) a decrease or change in the form of the Merger Consideration, or (ii) an extension of the Outside Date (other than certain permitted extensions described above). If the Shareholder breaches its obligations under the Voting Agreement, Omega has a proxy to vote the subject shares or can seek specific performance.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, a copy of which is filed herewith as Exhibit 99.1 and is hereby incorporated by reference herein.

Additional Information about the Proposed Transaction and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. In connection with the proposed transaction, Omega will prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to Omega’s proposed acquisition of Aviv. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Omega and Aviv with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Omega with the SEC will also be available free of charge on Omega’s website at www.omegahealthcare.com and copies of the documents filed by Aviv with the SEC are available free of charge on Aviv’s website at www.avivreit.com.

Participants in Solicitation Relating to the Merger

Omega, Aviv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Omega’s and Aviv’s shareholders in respect of the proposed transaction. Information regarding Omega’s directors and executive officers can be found in Omega’s definitive proxy statement filed with the SEC on April 29, 2014. Information regarding Aviv’s directors and executive officers can be found in Aviv’s definitive proxy statement filed with the SEC on April 15, 2014. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Omega and Aviv, as applicable, using the sources indicated above.

Special Note Regarding Forward-looking Statements

The information presented herein includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements that are not historical facts. Examples of forward-looking statements include all statements regarding our expected future financial position, results of operations, cash flows, liquidity, business strategy, projected growth opportunities and potential acquisitions and plans, objectives of management for future operations and completion of the proposed merger transaction. You can identify forward-looking statements by their use of forward-looking words, such as “may,” “will,” “anticipate,” “expect,” “believe,” “estimate,” “intend,” “plan,” “should,” “seek” or comparable terms, or the negative use of those words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements are made based on our current expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Important factors, risks and uncertainties that could cause actual results to differ materially from our expectations include those disclosed under Part I, Item 1A, “Risk Factors” in our

Annual Report on Form 10-K for the year ended December 31, 2013, Part II, Item 1A, “Risk Factors” in our subsequent Quarterly Reports on Form 10-Q and elsewhere in filings made by us with the SEC. These factors include, among others: the possibility that the proposed transactions will not close, including by the failure to obtain applicable shareholder approvals or the failure to satisfy other closing conditions under the Merger Agreement or by the termination of the Merger Agreement; the possibility that the combined company will not realize estimated synergies or growth, or that such benefits may take longer to realize than expected; to the extent additional financing is desirable in connection with the transactions related to the Merger, the possibility that such financing may not be available on terms favorable to the combined company; uncertainties relating to the operations of our operators, including those relating to reimbursement by government and other third-party payors; compliance with regulatory requirements and occupancy levels; our ability to successfully engage in strategic acquisitions and investments; competition in the acquisition and ownership of healthcare properties; our ability to monitor our portfolio; environmental liabilities associated with our properties; our ability to re-lease or sell any of our properties; the availability and cost of capital; changes in interest rates; the amount and yield of any additional investments; changes in tax laws and regulations affecting real estate investment trusts (REITs); and our ability to maintain our status as a REIT.

There may be additional risks of which we are presently unaware or that we currently deem immaterial. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date as of which such statements are made. Forward-looking statements are not guarantees of future performance. Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date as of which such statements are made or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.

Item 9.01.	Financial Statements and Exhibits.

(d) The following is a list of the exhibits filed herewith.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 30, 2014, among Omega Healthcare Investors, Inc., OHI Healthcare Properties Holdco, Inc., OHI Healthcare Properties Limited Partnership, L.P., Aviv REIT, Inc. and Aviv Healthcare Properties Limited Partnership

10.1	Employment Agreement, dated as of October 30, 2014, among Aviv Asset Management, L.L.C., Aviv REIT, Inc. and Steven J. Insoft

10.2	Transition Agreement, dated as of October 31, 2014, between Aviv REIT, Inc. and Craig M. Bernfield

99.1	Voting Agreement and Irrevocable Proxy, dated as of October 30, 2014, between Omega Healthcare Investors, Inc. and LG Aviv L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2014	AVIV REIT, INC.

	By:	/s/ Samuel H. Kovitz
	Name:	Samuel H. Kovitz
	Title:	Executive Vice President, General Counsel and Secretary

Date: November 5, 2014	AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

	By:	Aviv REIT, Inc., its general partner

	By:	/s/ Samuel H. Kovitz
	Name:	Samuel H. Kovitz
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 30, 2014, among Omega Healthcare Investors, Inc., OHI Healthcare Properties Holdco, Inc., OHI Healthcare Properties Limited Partnership, L.P., Aviv REIT, Inc. and Aviv Healthcare Properties Limited Partnership

10.1	Employment Agreement, dated as of October 30, 2014, among Aviv Asset Management, L.L.C., Aviv REIT, Inc. and Steven J. Insoft

10.2	Transition Agreement, dated as of October 31, 2014, between Aviv REIT, Inc. and Craig M. Bernfield

99.1	Voting Agreement and Irrevocable Proxy, dated as of October 30, 2014, between Omega Healthcare Investors, Inc. and LG Aviv L.P.